Exhibit 99.1

JinkoSolar Announces Fourth Quarter and Full Year 2025 Financial Results

SHANGRAO, China, April 16, 2026 /PRNewswire/ -- JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) (NYSE: JKS), a global leader in clean energy technology, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2025.

Fourth Quarter and Full Year 2025 Business Highlights

•	Module shipments for full year 2025 were 86 GW, ranking first in the industry.
•	By the end of the fourth quarter, we became the first module manufacturer in the world to deliver a total of over 390 GW solar modules, with total shipments of the Tiger Neo series surpassing 220 GW, making it the best-selling module series in history.
•	Our N-type TOPCon-based perovskite tandem solar cell achieved a new conversion efficiency record of 34.76%.
•	By the end of the fourth quarter, we had been granted over 700 TOPCon patents, surpassing most competitors on the N-type TOPCon patent list.
•	Full-year energy storage system shipments increased significantly year-over-year, achieving the targets we set at the beginning of the year, while our presence in overseas markets continued to expand.
•	We were recognized as a Tier 1 energy storage provider by Bloomberg New Energy Finance (BNEF) for the eighth consecutive quarter.

Fourth Quarter 2025 Operational and Financial Highlights

•	Quarterly solar modules shipments were 24,204 MW, up 20.9% sequentially and down 4.0% year-over-year.
•	Total revenues were RMB17.51 billion (US$2.50 billion), up 8.3% sequentially and down 15.2% year-over-year.
•	Gross profit was RMB55.1 million (US$7.9 million), down 95.3% sequentially and 93.0% year-over-year.
•	Gross margin was 0.3%, compared with 7.3% in Q3 2025 and 3.8% in Q4 2024.
•	Net loss attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders was RMB1.50 billion (US$214.5 million), compared with net loss attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders of RMB749.8 million in Q3 2025 and net loss attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders of RMB476.7 million in Q4 2024.
•	Adjusted net loss attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders was RMB837.7 million (US$119.8 million), which excludes the impact of (i) the change in fair value of convertible notes issued by Jinko Solar Co., Ltd. (“Jiangxi Jinko”) in 2023, (ii) the change in fair value of long-term investment, (iii) share-based compensation expenses, and (iv) the impairment of long-lived assets, compared with adjusted net loss attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders of RMB373.1 million in Q3 2025 and adjusted net loss attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders of RMB430.8 million in Q4 2024.
•	Basic and diluted losses per ordinary share were RMB7.16 (US$1.02) and RMB7.16 (US$1.02), respectively. This translates into basic and diluted losses per ADS of RMB28.65 (US$4.10) and RMB28.65 (US$4.10), respectively.

Full Year 2025 Operational and Financial Highlights

•	Annual solar modules shipments were 86,056 MW, down 7.3% year-over-year.
•	Total revenues were RMB65.50 billion (US$9.37 billion), down 29.0% year-over-year.
•	Gross profit was RMB1.41 billion (US$201.7 million), down 86.0% year-over-year.
•	Gross margin of 2.2%, compared with 10.9% for the full year of 2024.
•	Net loss attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders was RMB4.45 billion (US$635.6 million), down 8,250.2% year-over-year.
•	Adjusted net loss attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders was RMB3.14 billion (US$448.6 million), which excludes the impact of (i) the change in fair value of convertible notes issued by Jiangxi Jinko in 2023, (ii) the change in fair value of long-term investment, (iii) share based compensation expenses, (iv) the net loss resulting from the fire accident that occurred at one of our silicon wafer slicing and solar cell manufacturing workshops in Shanxi Province in 2024 (the “Fire Accident”), and (v) the impairment of long-lived assets, compared with adjusted net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders of RMB521.9 million in 2024.
•	Basic and diluted losses per ordinary share were RMB21.33 (US$3.05) and RMB21.33 (US$3.05), respectively. This translates into basic and diluted losses per ADS of RMB85.31(US$12.20) and RMB85.31 (US$12.20), respectively.

Mr. Xiande Li, JinkoSolar’s Chairman and Chief Executive Officer, commented, “Global module shipments reached 86 GW in 2025, ranking first globally for the seventh time. The global photovoltaic industry continued to experience volatility due to structural imbalances and a shifting trade environment, which negatively impacted financials across the industrial chain. Facing persistently low module prices, the elimination of obsolete production capacity, and a still-evolving product mix, we incurred a net loss for the full year. In the fourth quarter, our gross margin decreased sequentially and our net loss expanded, impacted by factors including rising costs of raw materials such as polysilicon and silver, as well as foreign exchange rate fluctuations. However, our energy storage business maintained its rapid growth trajectory, with shipments growing significantly year-over-year, marking an important step in our ongoing transformation into an integrated energy solutions provider. We expect our ESS shipments to more than double in 2026 compared to 2025, as we penetrate into more high-value markets.

The Chinese government has continued to strengthen its recent policies supporting the high-quality development of the industry. These policies are guiding the industry away from pure competition on scale and price toward a focus on genuine quality and value. In response, leading companies have been actively support government initiatives to return module prices to reasonable levels. In the first quarter of 2026, this dynamic, combined with the pass-through of rising commodity prices such as silver, as well as the impact of export tax rebates on demand, drove a significant sequential rebound in module prices. As the competitive landscape normalizes and supply—demand dynamics gradually improve, we expect module prices to remain relatively stable going forward, with high efficiency and differentiated products continuing to command a premium. Simultaneously, volatility in global energy markets has highlighted the critical need for energy security, reinforcing the long-term value of reliable renewable energy. As solar power generation enters a market-driven phase, industry competition is transitioning to a model centered on technological innovation, product competitiveness, and the ability to deliver integrated solar plus storage solutions—which we are uniquely positioned to capitalize on.

We continue to drive technological breakthroughs and lead industry innovation, highlighting the quality and value we offer. As of the end of the fourth quarter, we became the first module manufacturer in the world to deliver a total of over 390 GW of solar modules, with cumulative shipments of our Tiger Neo series surpassing 220 GW, making it the best-selling module series in history. As of the end of 2025, the maximum laboratory conversion efficiency of our N-type TOPCon cells reached 27.79%, while our N-type TOPCon-based perovskite tandem solar cell achieved a new conversion efficiency record of 34.76%. Our development of silver-coated copper technology is progressing as planned, with large-scale production expected to gradually ramp up in 2026. We also continue to drive product upgrades, with shipments of high-efficiency products that exceed 640 W during the quarter increasing sequentially to approximately 3 GW. As we scale up production of our Tiger Neo 3.0 series this year, the differentiated value proposition of our high-efficiency products will allow us to command higher premiums. Further supporting this is our vertically integrated production model which continues to improve production efficiency and cost competitiveness.

As the global energy transition advances and the demand for grid flexibility increases, the role of energy storage within renewable energy systems continues to strengthen. Looking forward to the medium to long term, as the construction of new power systems advances and new load demand grows from data centers, application scenarios for solar and storage systems will continue to broaden. To address growing customer demand, we continued to optimize our global manufacturing and supply chain footprint. Our 2 GW N-type module facility in the U.S. maintained high utilization rates as we further strengthened local manufacturing and service capabilities there.

Looking forward, we will continue to consolidate our technological leadership, deepen our global footprint, accelerate the development of our integrated solar + storage solutions, and consistently improve our capabilities to deliver comprehensive value through our solutions. This will steadily strengthen our long-term competitiveness and profitability as the industry landscape reshapes. With this in mind, we expect annual integrated production capacity to reach approximately 100 GW by the end of 2026, including 14 GW from overseas facilities. We expect module shipments to be between 13 GW and 14 GW for the first quarter of 2026, and between 75 GW and 85 GW for the full year 2026.”

Fourth Quarter 2025 Financial Results

Total Revenues

Total revenues in the fourth quarter of 2025 were RMB17.51 billion (US$2.50 billion), representing an increase of 8.3% from RMB16.16 billion in the third quarter of 2025 and a decrease of 15.2% from RMB20.65 billion in the fourth quarter of 2024. The sequential increase was primarily due to the increase in the shipment volume of solar modules, while the year-over-year decrease was mainly due to the decrease in the average selling price of solar modules.

Gross Profit and Gross Margin

Gross profit in the fourth quarter of 2025 was RMB55.1 million (US$7.9 million), compared with RMB1.18 billion in the third quarter of 2025 and RMB789.7 million in the fourth quarter of 2024.

Gross margin was 0.3% in the fourth quarter of 2025, compared with 7.3% in the third quarter of 2025 and 3.8% in the fourth quarter of 2024. The sequential decrease was primarily due to a higher unit cost of products sold, while the year-over-year decrease was mainly due to the decrease in the average selling price of solar modules.

Loss from Operations and Operating Margin

Loss from operations in the fourth quarter of 2025 was RMB3.26 billion (US$465.7 million), compared with loss from operations of RMB1.40 billion in the third quarter of 2025 and loss from operations of RMB1.94 billion in the fourth quarter of 2024. The sequential and year-over-year increases were primarily attributable to the decrease in our gross margin in the fourth quarter of 2025.

Operating loss margin was 18.6% in the fourth quarter of 2025, compared with operating loss margin of 8.7% in the third quarter of 2025 and operating loss margin of 9.4% in the fourth quarter of 2024.

Total operating expenses in the fourth quarter of 2025 were RMB3.31 billion (US$473.6 million), representing an increase of 28.0% from RMB2.59 billion in the third quarter of 2025 and an increase of 21.2% from RMB2.73 billion in the fourth quarter of 2024. The sequential and year-over-year increases were primarily due to an increase in the impairment of long-lived assets in the fourth quarter of 2025.

Total operating expenses accounted for 18.9% of total revenues in the fourth quarter of 2025, compared to 16.0% in the third quarter of 2025 and 13.2% in the fourth quarter of 2024.

Interest Expenses and Interest Income

Interest expenses were RMB359.0 million (US$51.3 million), and interest income was RMB129.3 million (US$18.5 million) in the fourth quarter of 2025.

Net interest expenses in the fourth quarter of 2025 were RMB229.7 million (US$32.8 million), representing an increase of 13.8% from RMB201.8 million in the third quarter of 2025 and a decrease of 1.9% from RMB234.3 million in the fourth quarter of 2024. The sequential increase was primarily due to an increase of interest-bearing debt in the fourth quarter of 2025, while the year-over-year decrease was mainly due to an increase of interest income during the fourth quarter of 2025.

Subsidy Income

Subsidy income in the fourth quarter of 2025 was RMB240.4 million (US$34.4 million), compared with RMB358.6 million in the third quarter of 2025 and RMB900.1 million in the fourth quarter of 2024. The sequential and year-over-year decreases were primarily attributable to the decreases in cash receipt of incentives related to the Company’s business operations.

Exchange Loss/Gain and Change in Fair Value of Foreign Exchange Derivatives

The Company recorded a net exchange loss (including change in fair value of foreign exchange derivatives) of RMB303.8 million (US$43.4 million) in the fourth quarter of 2025, compared to a net exchange gain of RMB0.9 million in the third quarter of 2025 and a net exchange gain of RMB408.2 million in the fourth quarter of 2024. The sequential and year-over-year changes were mainly attributable to fluctuations in the exchange rate of the US dollar and euro against RMB in the fourth quarter of 2025.

Change in Fair Value of Long-term Investment

The Company holds certain equity interests in several solar technology companies in the photovoltaic industry, which are recorded as long-term investment and available-for-sale securities and reported at fair value with changes in fair value recognized as gains or losses. As of December 31, 2025, the Company had RMB864.4 million (US$123.6 million) in available-for-sale securities and long-term investment (excluding the investments accounted for under the equity method and held-to-maturity debt securities), compared with RMB1.15 billion as of September 30, 2025.

The Company recognized a loss from the change in fair value of long-term investment of RMB23.7 million (US$3.4 million) in the fourth quarter of 2025, compared with a gain of RMB60.7 million in the third quarter of 2025 and a gain of RMB332.3 million in the fourth quarter of 2024. The sequential and year-over-year changes were primarily due to the decreases in the fair value of several solar technology companies we invested in.

Other Income/Loss, Net

Net other income in the fourth quarter of 2025 was RMB26.0 million (US$3.7 million), compared with net other loss of RMB121.1 million in the third quarter of 2025 and net other loss of RMB758.4 million in the fourth quarter of 2024. The sequential and year-over-year changes were mainly due to the changes in the fair value of financial instruments in the fourth quarter of 2025.

Equity in Loss/Income of Affiliated Companies

The Company indirectly holds equity interests in several affiliated companies engaged in solar business, which are accounted for using the equity method. The Company recorded equity in loss of affiliated companies of RMB33.8 million (US$4.8 million) in the fourth quarter of 2025, compared with equity in income of affiliated companies of RMB2.9 million in the third quarter of 2025 and equity in loss of affiliated companies of RMB119.2 million in the fourth quarter of 2024. The fluctuations in equity in loss or income of affiliated companies primarily arose from the changes in net losses or gains incurred by the affiliated companies.

Income Tax Benefit

The Company recorded an income tax benefit of RMB1.04 billion (US$148.9 million) in the fourth quarter of 2025, compared with income tax benefit of RMB191.6 million in the third quarter of 2025 and income tax benefit of RMB580.5 million in the fourth quarter of 2024.

Net Loss Attributable to Non-Controlling Interests

Net loss attributable to non-controlling interests amounted to RMB1.06billion (US$152.0 million) in the fourth quarter of 2025, compared with net loss attributable to non-controlling interests of RMB385.8 million in the third quarter of 2025 and RMB370.2 million in the fourth quarter of 2024. The sequential and year-over-year increases were mainly attributable to the increases in net loss of Jiangxi Jinko, the Company’s majority-owned principal operating subsidiary.

Net Loss and Losses per Share

Net loss attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders was RMB1.50 billion (US$214.5 million) in the fourth quarter of 2025, compared with net loss attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders of RMB749.8 million in the third quarter of 2025 and RMB476.7 million in the fourth quarter of 2024.

Excluding the impact of (i) the change in fair value of convertible notes issued by Jiangxi Jinko in 2023, (ii) the change in fair value of the long-term investment, (iii) share-based compensation expenses, and (iv) the impairment of long-lived assets, adjusted net loss attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders was RMB837.7 million (US$119.8 million) in the fourth quarter of 2025, compared with adjusted net loss attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders of RMB373.1 million in the third quarter of 2025 and RMB430.8 million in the fourth quarter of 2024.

Basic and diluted losses per ordinary share were RMB7.16 (US$1.02) and RMB7.16 (US$1.02), respectively, in the fourth quarter of 2025, compared to basic and diluted losses per ordinary share of RMB3.58 and RMB3.58, respectively, in the third quarter of 2025, and basic and diluted losses per ordinary share of RMB2.32 and RMB2.32, respectively, in the fourth quarter of 2024. As each ADS represents four ordinary shares, this translates into basic and diluted losses per ADS of RMB28.65 (US$4.10) and RMB28.65 (US$4.10), respectively, in the fourth quarter of 2025; basic and diluted losses per ADS of RMB14.32 and RMB14.32, respectively, in the third quarter of 2025; and basic and diluted losses per ADS of RMB9.28 and RMB9.28, respectively, in the fourth quarter of 2024.

Full Year 2025 Financial Results

Total Revenues

Total revenues for full year 2025 were RMB65.50 billion (US$9.37 billion), representing a decrease of 29.0% from RMB92.26 billion for full year 2024. The decrease in total revenues was mainly attributable to the decrease in average selling price of solar modules.

Gross Profit and Gross Margin

Gross profit for full year 2025 was RMB1.41 billion (US$201.7 million), a decrease of 86.0% from RMB10.06 billion for full year 2024. The year-over-year decrease was mainly attributable to the decrease in average selling price of solar modules in 2025.

Gross margin was 2.2% for full year 2025, compared with 10.9% for full year 2024. The year-over-year decrease was mainly attributable to the decrease in average selling price of solar modules.

Loss from Operations and Operating Margin

Loss from operations for full year 2025 was RMB8.91 billion (US$1.27 billion), compared with loss from operations of RMB3.34 billion for full year 2024. Operating loss margin for full year 2025 was 13.6%, compared with operating loss margin of 3.6% for full year 2024.

Total operating expenses for full year 2025 were RMB10.32 billion (US$1.48 billion), a decrease of 23.0% from RMB13.40 billion for full year 2024. As a percentage of total revenues, operating expenses accounted for 15.8% for full year 2025, compared with 14.5% for full year 2024. The decrease in total operating expenses was primarily due to (i) a reduction in shipping cost, driven by lower solar module shipment volumes and a decline in average freight rate in 2025, and (ii) lower employee compensation costs in 2025.

Interest Expenses and Interest Income

Interest expenses were RMB1.36 billion (US$194.5 million), and interest income was RMB504.1 million (US$72.1 million) for the full year 2025.

Net interest expenses for full year 2025 was RMB856.0 million (US$122.4 million), an increase of 17.5% from RMB728.4 million for full year 2024. The increase was mainly due to an increase in interest-bearing debts in 2025.

Subsidy Income

Subsidy income for full year 2025 was RMB1.15 billion (US$164.0 million), compared with RMB2.45 billion for full year 2024. The year-over-year decrease was mainly attributable to a decrease in the cash receipt of incentives to the Company’s business operations.

Exchange Loss/Gain and Change in Fair Value of Foreign Exchange Derivatives

The Company recorded a net exchange loss (including change in fair value of foreign exchange derivatives) of RMB89.6 million (US$12.8 million) for full year 2025, which was primarily due to the depreciation of the US dollar and euro against RMB. The Company recorded a net exchange gain (including change in fair value of foreign exchange derivatives) of RMB601.0 million for full year 2024. The year-over-year change was mainly driven by the exchange rate fluctuations of the US dollar and euro against RMB in 2025.

Change in Fair Value of Long-term Investment

The Company holds certain equity interests in several solar technology companies in the photovoltaic industry, which are recorded as long-term investment and available-for-sale securities and reported at fair value with changes in fair value recognized as gains or losses. As of December 31, 2025, the Company had RMB864.4 million (US$123.6 million) in available-for-sale securities and long-term investment (excluding the investments accounted for under the equity method and held-to-maturity debt securities), compared with RMB1.05 billion as of December 31, 2024. The Company recognized a gain from change in fair value of long-term investment of RMB33.2 million (US$4.7 million) for full year 2025, compared to a gain of RMB163.5 million for full year 2024.

Other Loss/Income, net

Net other loss for full year 2025 was RMB512.9 million (US$73.3 million), compared with net other income of RMB796.3 million for full year 2024. The decrease was primarily due to income generated from the disposal of a wholly-owned subsidiary in 2024.

Equity in Loss of Affiliated Companies

The Company indirectly holds equity interests in several affiliated companies engaged in solar business, which are accounted for using the equity method. The Company recorded equity in loss of affiliated companies of RMB147.9 million (US$21.1 million) in 2025, compared with equity in loss of affiliated companies of RMB177.0 million in 2024. The fluctuations in equity in loss of affiliated companies primarily arose from the changes in net losses incurred by the affiliated companies.

Income Tax Benefit/Expense, Net

The Company recognized an income tax benefit of RMB2.22 billion (US$317.6 million) in 2025, compared with an income tax expense of RMB69.4 million in 2024.

Net Loss/Income and Losses/ Earnings per Share

Net loss attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders in 2025 was RMB4.45 billion (US$635.6 million), compared with a net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders of RMB54.5 million in 2024.

Excluding the impact of (i) the change in fair value of convertible notes issued by Jiangxi Jinko in 2023, (ii) the change in fair value of the long-term investment, (iii) share based compensation expenses, (iv) the net loss resulting from the Fire Accident, and (v) the impairment of long-lived assets, adjusted net loss attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders was RMB3.14 billion (US$448.6 million), compared with adjusted net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders of RMB521.9 million in 2024.

Basic and diluted losses per share for full year 2025 were RMB21.33 (US$3.05) and RMB21.33 (US$3.05), respectively, compared to basic earnings per share of RMB0.26 and diluted losses per share of RMB1.27, respectively, for full year 2024. This translates into basic and diluted losses per ADS of RMB85.31 (US$12.20) and RMB85.31 (US$12.20), respectively, for full year 2025, compared to basic earnings per ADS of RMB1.04 and diluted losses per ADS of RMB5.06, respectively, for full year 2024.

Financial Position

As of December 31, 2025, the Company had RMB22.94 billion (US$3.28 billion) in cash, cash equivalents, and restricted cash, compared with RMB27.74 billion as of December 31, 2024.

As of December 31, 2025, the Company’s accounts receivables were RMB13.59 billion (US$1.94 billion), compared with RMB14.07 billion as of December 31, 2024.

As of December 31, 2025, the Company’s inventories were RMB14.48 billion (US$2.07 billion), compared with RMB12.51 billion as of December 31, 2024.

As of December 31, 2025, the Company’s total interest-bearing debts were RMB47.01 billion (US$6.72 billion), compared with RMB40.59 billion as of December 31, 2024.

Operations and Business Outlook Highlights

First Quarter and Full Year 2026 Guidance

The Company’s business outlook is based on management’s current views and estimates with respect to market conditions, production capacity, the Company’s order book and the global economic environment. This outlook is subject to uncertainty on final customer demand and sale schedules. Management’s views and estimates are subject to change without notice.

For the first quarter of 2026, the Company expects its module shipments to be in the range of 13.0 GW to 14.0 GW.

For full year 2026, the Company estimates its module shipments to be in the range of 75.0 GW to 85.0 GW.

For full year 2026, the Company expects its ESS shipments to be more than doubled year-over-year.

Solar Products Production Capacity

The Company expects its annual integrated production capacity to be 100GW, including 14 GW overseas, by the end of 2026, by the end of 2026.

Recent Business Developments

•	In February 2026, Jinko ESS North American business unit has received IEC 62443-2-4 certification from exida, a globally recognized authority in industrial cybersecurity and functional safety.

•	In February 2026, Jiangxi Jinko published certain preliminary unaudited consolidated financial results as of and for the full year ended December 31, 2025.

Conference Call Information

JinkoSolar’s management will host an earnings conference call on Thursday, April 16, 2026 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing / Hong Kong the same day).

Please register in advance of the conference using the link provided below. Upon registering, you will be provided with participant dial-in numbers, passcode and unique access PIN by a calendar invite.

Participant Online Registration: https://s1.c-conf.com/diamondpass/10054051-xbgjcl.html

It will automatically direct you to the registration page of “JinkoSolar Fourth Quarter and Full Year 2025 Earnings Conference Call”, where you may fill in your details for RSVP.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), passcode and unique access PIN) provided in the calendar invite that you have received following your pre-registration.

A telephone replay of the call will be available 2 hours after the conclusion of the conference call through 23:59 U.S. Eastern Time, April 23, 2026. The dial-in details for the replay are as follows:

International: +61 7 3107 6325

U.S.: +1 855 883 1031

Passcode: 10054051

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar’s website at http://www.jinkosolar.com.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is a global leader in clean energy technology. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, Netherlands, Poland, Austria, Switzerland, Greece and other countries and regions.

JinkoSolar had over 10 productions facilities globally, over 20 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico, and other countries, and a global sales network with sales teams in China, the United States, Canada, Brazil, Chile, Mexico, Italy, Germany, Turkey, Spain, Japan, the United Arab Emirates, Netherlands, Vietnam and India, as of December 31, 2025.

To find out more, please see: www.jinkosolar.com

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the readers, is based on the noon buying rates in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2025, which was RMB6.9931 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate or any other rate. The percentages stated in this press release are calculated based on Renminbi.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Ms. Stella Wang

JinkoSolar Holding Co., Ltd.

Tel: +86 21-5180-8777 ext.7806

Email: ir@jinkosolar.com

Mr. Christian Arnell

Christensen

Tel: +852 2117 0861

Email: christian.arnell@christensencomms.com

In the U.S.:

Email: jinko@christensencomms.com

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except ADS and Share data)

	For the quarter ended				For the year ended
	Dec 31, 2024	Sep 30, 2025	Dec 31, 2025		Dec 31, 2024	Dec 31, 2025
	RMB'000	RMB'000	RMB'000	USD'000	RMB'000	RMB'000	USD'000
Revenues	20,650,730	16,158,497	17,506,784	2,503,437	92,256,302	65,497,646	9,366,039

Cost of revenues	(19,861,073)	(14,976,562)	(17,451,702)	(2,495,560)	(82,199,191)	(64,087,042)	(9,164,325)

Gross profit	789,657	1,181,935	55,082	7,877	10,057,111	1,410,604	201,714

Operating expenses:
Selling and marketing	(1,205,850)	(999,538)	(1,079,837)	(154,415)	(6,641,407)	(4,452,053)	(636,635)
General and administrative	(912,729)	(775,946)	(912,125)	(130,432)	(4,597,700)	(3,304,898)	(472,594)
Research and development	(256,054)	(255,721)	(237,778)	(34,002)	(920,544)	(896,899)	(128,255)
Impairment of long-lived assets	(357,616)	(555,439)	(1,082,104)	(154,739)	(1,242,168)	(1,662,078)	(237,674)
Total operating expenses	(2,732,249)	(2,586,644)	(3,311,844)	(473,588)	(13,401,819)	(10,315,928)	(1,475,158)

Loss from operations	(1,942,592)	(1,404,709)	(3,256,762)	(465,711)	(3,344,708)	(8,905,324)	(1,273,444)
Interest expenses	(347,514)	(326,757)	(358,979)	(51,333)	(1,143,079)	(1,360,138)	(194,498)
Interest income	113,255	124,972	129,269	18,485	414,685	504,109	72,087
Subsidy income	900,142	358,573	240,386	34,375	2,448,763	1,146,948	164,011
Exchange gain/(loss),net	314,627	(123,417)	(281,948)	(40,318)	484,364	7,006	1,002
Change in fair value of foreign exchange derivatives	93,602	124,267	(21,838)	(3,123)	116,654	(96,623)	(13,817)
Change in fair value of Long-term Investment	332,270	60,677	(23,651)	(3,382)	163,492	33,171	4,743
Change in fair value of convertible senior notes	-	-	-	-	323,474	-	-
Other (loss)/income, net	(758,388)	(121,059)	25,974	3,715	796,296	(512,922)	(73,347)
(Loss)/Income before income taxes	(1,294,598)	(1,307,453)	(3,547,549)	(507,292)	259,941	(9,183,773)	(1,313,263)
Income tax benefits/(expenses)	580,537	191,635	1,041,066	148,870	(69,441)	2,220,948	317,591
Equity in (loss)/income of affiliated companies	(119,161)	2,919	(33,835)	(4,838)	(177,013)	(147,862)	(21,144)
Net (loss)/income	(833,222)	(1,112,899)	(2,540,318)	(363,260)	13,487	(7,110,687)	(1,016,816)
Less: Net loss attributable to non- controlling interests	370,198	385,798	1,062,998	152,007	76,979	2,751,476	393,456
Less: Accretion to redemption value of redeemable non-controlling interests	(13,712)	(22,685)	(22,685)	(3,244)	(35,926)	(85,882)	(12,281)
Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	(476,736)	(749,786)	(1,500,005)	(214,497)	54,540	(4,445,093)	(635,641)

Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share:
Basic	(2.32)	(3.58)	(7.16)	(1.02)	0.26	(21.33)	(3.05)
Diluted	(2.32)	(3.58)	(7.16)	(1.02)	(1.27)	(21.33)	(3.05)

Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per ADS:
Basic	(9.28)	(14.32)	(28.65)	(4.10)	1.04	(85.31)	(12.20)
Diluted	(9.28)	(14.32)	(28.65)	(4.10)	(5.06)	(85.31)	(12.20)

Weighted average ordinary shares outstanding:
Basic	205,490,103	209,429,353	209,429,353	209,429,353	208,607,597	208,412,077	208,412,077
Diluted	205,490,103	209,429,353	209,429,353	209,429,353	209,981,840	208,412,077	208,412,077

Weighted average ADS outstanding:
Basic	51,372,526	52,357,338	52,357,338	52,357,338	52,151,899	52,103,019	52,103,019
Diluted	51,372,526	52,357,338	52,357,338	52,357,338	52,495,460	52,103,019	52,103,019

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	Dec 31, 2024	Dec 31, 2025
	RMB'000	RMB'000	USD'000
ASSETS
Current assets:
Cash,cash equivalents, and restricted cash	27,737,976	22,938,381	3,280,145
Restricted short-term investments and short-term investments	3,901,442	7,487,415	1,070,686
Accounts receivable, net	14,065,558	13,587,215	1,942,946
Notes receivable, net	3,333,377	3,677,372	525,857
Advances to suppliers, net	2,654,149	1,325,633	189,563
Inventories, net	12,509,422	14,484,828	2,071,303
Forward contract receivables	115,220	58,923	8,426
Prepayments and other current assets, net	4,490,411	4,909,826	702,096
Held-for-sale assets	57,502	344,553	49,270
Total current assets	68,865,057	68,814,146	9,840,292
Non-current assets:
Restricted long-term investments	1,328,201	471,573	67,434
Long-term investments	1,870,253	1,441,683	206,158
Property, plant and equipment, net	44,800,692	36,644,813	5,240,139
Land use rights, net	1,838,015	2,140,953	306,152
Intangible assets, net	461,955	445,866	63,758
Right-of-use assets, net	448,555	3,617,900	517,353
Deferred tax assets	2,641,397	4,576,302	654,402
Advances to suppliers to be utilised beyond one year	520,376	605,525	86,589
Other assets, net	1,954,935	2,026,752	289,822
Available-for-sale securities-non-current	150,922	238,464	34,100
Total non-current assets	56,015,301	52,209,831	7,465,907

Total assets	124,880,358	121,023,977	17,306,199

LIABILITIES
Current liabilities:
Accounts payable	11,038,668	13,707,552	1,960,154
Notes payable	11,189,801	9,996,577	1,429,492
Accrued payroll and welfare expenses	2,779,196	2,645,041	378,236
Advances from customers	5,088,596	5,316,889	760,305
Income tax payables	703,498	177,580	25,394
Other payables and accruals	16,583,912	12,370,639	1,768,979
Forward contract payables	20,789	56,129	8,026
Lease liabilities - current	145,663	118,363	16,926
Short-term borrowings, including current portion of long-term borrowings, and failed sale-leaseback financing	6,933,899	10,655,366	1,523,697
Total current liabilities	54,484,022	55,044,136	7,871,209

Non-current liabilities:
Long-term borrowings	20,643,272	18,206,905	2,603,553
Convertible notes	8,605,579	10,594,637	1,515,013
Accrued warranty costs - non current	2,136,192	1,655,630	236,752
Lease liabilities-noncurrent	330,740	3,550,598	507,729
Deferred tax liability	56,718	29,974	4,286
Long-term Payables	4,387,864	4,371,333	625,092
Total non-current liabilities	36,160,365	38,409,077	5,492,425

Total liabilities	90,644,387	93,453,213	13,363,634
MEZZANINE EQUITY
Redeemable non-controlling interests	1,535,926	1,545,058	220,940

SHAREHOLDERS' EQUITY
Total JinkoSolar Holding Co., Ltd. shareholders' equity	19,898,909	15,726,132	2,248,806

Non-controlling interests	12,801,136	10,299,574	1,472,819

Total shareholders' equity	32,700,045	26,025,706	3,721,625

Total liabilities, non-controlling interest and shareholders' equity	124,880,358	121,023,977	17,306,199